EXHIBIT 99.4

                                       [VIDESH SANCHAR NIGAM LIMITED LETTERHEAD]

HQ/CS/CL24B/8702A
28 December 2001


Dear Sir,

SUB: INTIMATION OF BOOK CLOSURE DATES OF THE COMPANY - SPECIAL INTERIM  DIVIDEND
     2001-02.

     Pursuant to clause 16 of the listing agreement, please be informed that the Register of Transfers and Register of Members of the Company shall remain closed from 29 January 2002 to 30 January 2002 (both days inclusive) for the purpose of interim dividend for the year 2001-02.

2    Accordingly, the dividend will be paid as follows:

     a) in respect of shares held in physical form, to those members whose names appear on the Register of Members of the Company, after giving effect to all valid share transfers in physical form lodged with M/s. Sharepro Services, R&T Agent of the Company on or before 28 January 2002.

     b) in respect of shares held in electronic form, to those "deemed members" whose names appear in the statements of beneficial ownership furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as on close of business of 28 January 2002.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited


/s/ Rishabh Nath Aditya
------------------------
Rishabh Nath Aditya
Asst Company Secretary

To:  Addresses as per list attached.


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To:

1) Security Code 23624, The Stock Exchange, Mumbai, Corporate Relationship Department, 1st Floor, New Trading Ring, Rotunda Building, Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai-400 001. Fax No. (22) 2722061. 2721072.

2) The Secretary, Madras Stock Exchange Limited, Post Box No. 183, 11, Second Line Beach, Chennai - 600 001. Fax No. (44) 524 48 97.

3) Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd. 7, Lyons Range, Calcutta - 700 001. Fax No. (33) 220 25 14/28 37 24.

4) Security Code 22064, The Secretary, Delhi Stock Exchange Assn. Limited, 3/1, Asaf Ali Road, New Delhi - 110 002. Fax No. (11) 329 21 81.

5) Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited, Capital Market - Listing, Exchange Plaza, Bandra Kurla Complex, Bandra (E), Mumbai - 400 051. Fax Nos.: (22) 6598237/38.

6) National Securities Depository Ltd., Trade World, 4th Floor, Kamala Mills Compound. Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. Fax Nos.: 497 29 93.

7) Mr. Anish Kumar, The Bank of New York, Express Towers, 13th Floor, Nariman Point, Mumbai - 400 021. Fax No.204 49 42.

8) M/s. Sharepro Services, Satam Estate, 3rd Floor, Above Bank of Baroda, Chakala, Andheri (E), Mumbai -400 099 Ph. 821 5168/820 2108 / 820 2114, FAX
     837 5646

9) Ms. Caroline Yap, Managing Director, International Client Services, New York Stock Exchange. No.: +1 2126565071

10)  Shri  Hitendra  Patil,  Vice  President   (Operations)  Central  Depository
     Services (India) Limited Phiroze Jee Jee Bhoy Towers, Dalal Street,  Mumbai
     - 400 023. Fax: 267 3199

11)  Shri S. Kannan, DGM(FA), for SEC filing requirements, Fax 1195.